Exhibit 99.1

Westport Appoints Ashoka Achuthan as Chief Financial Officer

~ Bill Larkin Appointed to Vice President, Corporate Development ~

VANCOUVER, June 5, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems,  today announced that Ashoka Achuthan has been appointed as Chief Financial Officer (CFO) of Westport. Bill Larkin has been appointed to Vice President, Corporate Development, focusing on strategic initiatives and investments, and development agreements that will contribute to Westport's financial growth.

Ashoka has been with Westport since November 2013 as Executive Vice President, Finance Operations. In this role, he oversaw all operational finance activities within Westport, including financial management of ongoing business operations as well as investments; financial planning, forecasting and reporting; and developing and tracking key performance metrics. Prior to joining Westport, he was CFO at CODA Holdings Inc. between 2011 and 2013, where he held full responsibility for all financial management aspects of the company including the initial public offering filing, organizational readiness for vehicle launch, supply chain management, and development of the battery based power storage business. His career includes over 20 years with Siemens in Asia, Europe and North America. His last position at Siemens was Executive Vice President and CFO of Siemens VDO Automotive Inc. where he helped drive profitability and grow the business from $1.2 billion to $3.2 billion in revenues between 2000 and 2005. Ashoka has also held roles as CFO at Cooper Power Systems Inc. between 2005 and 2008; CFO at ATC Technologies Corp between 2008 and 2010; and the CFO at Key Plastics LLC in 2010. Ashoka earned a Bachelor of Science degree from the University of Bombay, an MBA from Case Western Reserve University, and is a Chartered Accountant.

"Ashoka brings with him over 30 years of financial management and operational experience in industrial, automotive, and power systems businesses," said David Demers, Chief Executive Officer of Westport. "He played a critical role in improving our operational results in the last six months, leading efforts to reduce costs and prioritize product portfolio investments."

The shift to Vice President, Corporate Development, leverages Bill's extensive financial and industry knowledge to focus on strategic initiatives, and to help maximize the financial outcome for Westport from development agreements with global OEM partners. In addition, Bill will play a key role in targeting the right investment opportunities to ensure the best possible results to increase Westport's share in the global market for natural gas engines and vehicles.

"Bill's knowledge of our business, strong leadership skills, and financial expertise will help Westport focus its efforts on the right investments, strategic alliances, and OEM partnerships," stated Demers.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom. visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 05-JUN-14